EXHIBIT 4.15

                            CERTIFICATE OF AMENDMENT
                                       OF
                           CERTIFICATE OF DESIGNATION
                                       OF
         SERIES A 12% CUMULATIVE CONVERTIBLE REDEEMABLE PREFERRED STOCK
                              OF LOGIMETRICS, INC.

          LogiMetrics, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify that:

          The following amendments to the Certificate of Designation of Series A 12% Cumulative Convertible Redeemable Preferred Stock ("Preferred Stock") of the Corporation ("Certificate of Designation") were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of
Delaware:

          1. Section 2 of the Certificate of Designation is hereby amended to read in its entirety as follows:

          "2. Dividends. The holders of shares of Preferred Stock shall be entitled to receive, but only when and as declared by the Board of Directors, dividends in an amount equal to twelve percent (12%) of the Stated Value per share per annum, payable quarterly on such dates in each year as shall be fixed by the Board of Directors. Such dividends shall be payable, at the option of the Board of Directors, either in cash or in shares of Common Stock having a "Fair Market Value" (as defined below) on the date of declaration equal to the cash dividend otherwise payable. As used herein, "Fair Market Value" on any date of determination means the average of the last sale price per share of the Common Stock for ten trading days immediately preceding such date as reported by any national securities exchange on which the Common Stock is then listed or admitted for trading or as reported by the Nasdaq Stock Market if the Common Stock is not then listed or admitted for trading on any national securities exchange, or the average of the closing bid and asked prices per share of the Common Stock for the ten trading days immediately preceding such date as reported on the OTC Bulletin Board or any similar successor service then publishing quotations on the Common Stock if the Common Stock is not then listed or admitted for trading on any national securities exchange or included on the Nasdaq Stock Market, or as determined in good faith by the Company's Board of Directors in the event that the Common Stock is not then listed or admitted for trading on any national securities exchange or included on the Nasdaq Stock Market and quotations on the Common Stock are not then being regularly published."

          2. Section 8 of the Certificate of Designation is hereby amended to read in its entirety as follows:

          "8. Voting rights of preferred. Except as expressly provided by law, the Preferred Stock shall have no right to vote on any question or in any proceeding or to be represented at or to receive notice of any meeting of the stockholders."

          IN WITNESS WHEREOF, the Corporation has caused this certificate to be executed and attested by its duly authorized officers, this 30th day of November, 1999.

                                             LOGIMETRICS, INC.



                                              By:______________________________
                                                 Norman M. Phipps, President and
                                                 Chief Operating Officer

ATTEST:


__________________________
Erik S. Kruger, Secretary